Exhibit 21
Subsidiaries of Shell Midstream Partners, L.P.

Subsidiaries	State of Organization
Odyssey Pipeline L.L.C.	Delaware
Pecten Midstream LLC	Delaware
Shell Midstream Operating LLC	Delaware
Sand Dollar Pipeline LLC	Delaware
Triton West LLC	Delaware
Zydeco Pipeline Company LLC	Delaware

Joint Ventures	State of Organization	Percentage of Ownership Interest
Mars Oil Pipeline Company LLC	Texas	71.5%